INLIF Limited

October 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Morgan Youngwood
Stephen Krikorian
Jeff Kauten
Matthew Derby

Re:	INLIF Limited Amendment No. 3 to Registration Statement on Form F-1 Submitted September 24, 2024 File No. 333-279569

Ladies and Gentlemen:

INLIF Limited (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 27, 2024, regarding its Amendment No.3 to the Registration Statement on Form F-1 submitted on September 24, 2024. For ease of reference, we have repeated the Commission’s comment in this response letter and numbered it accordingly. Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 4 to the Registration Statement”) is filed to accompany this response letter.

Amendment No. 3 to the Registration Statement on Form F-1

Prospectus Summary

Related Party Transactions, page 111

1. We note that you have provided disclosure in this section as of June 30, 2024. Please revise to provide disclosure up to the date of the document. Refer to Item 7.B. of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 111, 112, and 113 of Amendment No. 4 to the Registration Statement accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Rongjun Xu
Rongjun Xu
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC